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                                                                      EXHIBIT 99

                      FARALLON CAPITAL MANAGEMENT, L.L.C.
                         One Maritime Plaza, Suite 1325
                        San Francisco, California 94111

                                                              September 28, 1998
The Board of Directors
c/o Mr. Hadi Makarechian
Capital Pacific Holdings, Inc.
4100 MacArthur Boulevard, Suite 200
Newport Beach, California 92660

Gentlemen:

     As you may know, we have had discussions with Mr. Hadi Makarechian, the chairman of Capital Pacific, about our purchase, through one or more affiliated entities, of all or a substantial part of Capital Pacific's interests (the "Interests") in the various recently acquired commercial real estate, mixed use and land development joint ventures including those listed below (the "Joint Ventures"). As you know, certain of our affiliates have contributed 99% of these Joint Ventures' capital, entitling them to a preferred return and a contingent profit participation in the Joint Ventures after the preferred return. The Interests of Capital Pacific, therefore, in general terms, consist of 1% of the existing capital in the Joint Ventures and contingent profit participations based on the future performance of these Joint Ventures. Mr. Makarechian suggested we directly notify Capital Pacific's board of directors of any interest we may have in pursuing this acquisition. This letter expresses our preliminary interest in acquiring the Interests.

                                             Date of Acquisition
Joint Venture Project                        by Capital Pacific       Joint Venture Equity
---------------------                        ------------------       --------------------
Dana Point                                   12/15/97                      CPHDP, LLC
Vista Palisades                               3/12/98                      CPHVP, LLC
Huntington Beach                               4/6/98                      CPHAHB, LLC
Airport Office & 4667 MacArthur Buildings     4/22/98                      CPHAOB, LLC
Redhill & Summit Office Buildings             5/12/98 and 6/30/98          CPHROB, LLC
Monarch Beach (Ritz Pointe)                   6/19/98                      CPHMB, LLC
Monarch Beach (Resorts 1)                     7/15/98                      CPHR-1, LLC

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     If you have an interest in discussing a potential acquisition by us, please let us know. Whether it is worthwhile to consider such a transaction will depend on the price at which CPH would be interested in entering into the transaction and the other terms and conditions CPH might require. We suggest that CPH obtain an independent evaluation of the price for such Interests. To the extent we can reach an agreement on price, our interest in pursuing such a transaction would, of course, be conditioned on our also agreeing on the structure of the transaction and other terms and conditions of the transaction and entering into acceptable definitive documentation, as well as overall market conditions at the time. Our interest would also be conditioned upon reaching an acceptable arrangement with Mr. Hadi Makarechian, or an entity controlled by him, to manage the Joint Ventures.

     Please feel free to contact the undersigned with any questions regarding the contents of this letter.

                                        Yours sincerely,

                                        FARALLON CAPITAL MANAGEMENT, L.L.C.

                                        By:  /s/ Stephen L. Millham
                                             -----------------------------------
                                             Stephen L. Millham
                                             Managing Member